Filed Pursuant to Rule 424(B)(2)
Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 674
The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$78,750,985.74
9.75% Equity Linked Notes Due 2008
(Linked to Common Stock of Cisco Systems, Inc.)

This prospectus supplement relates to a total of $78,750,985.74 aggregate principal amount of the 9.75% equity linked notes, which we call the “offered notes” or “notes”. Of this total, $70,000,940.10 principal amount of the offered notes is being initially offered on the date of this prospectus supplement. The remaining $8,750,045.64 principal amount of the notes (the “remaining notes”) will be offered and sold to Goldman, Sachs & Co., our affiliate, as principal, and it, from time to time, may resell those notes. Sales of the notes after the original issue date for the notes will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

We will pay you interest on the notes at an annual rate of 9.75% on the 19th of each month (commencing on January 19, 2008) to and including the stated maturity date (December 19, 2008, subject to adjustment as described elsewhere in this prospectus supplement). In addition, we will pay you an amount at maturity based on the performance of the common stock of Cisco Systems, Inc., which we refer to as the “index stock”, during the period from the trade date (December 11, 2007) to the determination date (December 12, 2008, subject to adjustment as described elsewhere in this prospectus supplement).

The face amount of each note is $28.749. On the stated maturity date, we will exchange each $28.749 face amount of your notes for an amount in cash equal to the cash settlement amount. The cash settlement amount for each $28.749 face amount of your notes will be calculated as follows:

•	if the final index stock price is less than or equal to the protection strike price, an amount in cash equal to the product of the downside exchange ratio times the protection strike price;

•	if the final index stock price is greater than the protection strike price and less than the lower strike price, an amount in cash equal to the product of the downside exchange ratio times the final index stock price;

•	if the final index stock price is greater than or equal to the lower strike price and less than the upper strike price, the $28.749 face amount; or

•	if the final index stock price is greater than or equal to the upper strike price, an amount in cash equal to the sum of (i) the product of the (x) upside exchange ratio times (y) the result of the final index price minus the upper strike price plus (ii) the $28.749 face amount.

The protection strike price is $22.999, which is approximately 80% of the initial index stock price. The lower strike price is $32.199, which is approximately 112% of the initial index stock price. The upper strike price is $33.636, which is approximately 117% of the initial index stock price. The downside exchange ratio is 0.8929 (i.e., for each 1% decline in the index stock price below the lower strike price until and including the protection strike price, you will lose 0.8929% of the value of your note) and the upside exchange ratio is 0.65 (i.e., your participation in each 1% increase in the index stock price above the upper strike price will be limited to a 0.65% increase in the value of your note).

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-9.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. You should read “Additional Risk Factors Specific To Your Notes” on page S-4 so that you may better understand those risks. The principal of the offered notes is not protected and you could lose a substantial percentage of the principal amount of your notes.

Original issue date (settlement date): December 18, 2007
Original issue price: 100% of the face amount
Underwriting discounts: 0.1% of the face amount for notes offered on the original issue date and 0.05% of the face amount for remaining notes offered thereafter
Net proceeds to The Goldman Sachs Group, Inc.: 99.9% of the face amount for notes offered on the original issue date and 99.95% of the face amount for remaining notes offered thereafter

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated December 11, 2007.

SUMMARY INFORMATION

     We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-9. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount:  each offered note will have a face amount equal to $28.749; $78,750,985.74 in the aggregate for all the offered notes

Index stock and index stock issuer:  common stock of Cisco Systems, Inc.

Principal amount:  on the stated maturity date, we will exchange each $28.749 face amount of your notes for an amount in cash equal to the cash settlement amount

Cash settlement amount:  for each $28.749 face amount of your notes, an amount in cash calculated as follows:

•	if the final index stock price is less than or equal to the protection strike price, the product of the downside exchange ratio times the protection strike price;

•	if the final index stock price is greater than the protection strike price and less than the lower strike price, the product of the downside exchange ratio times the final index stock price;

•	if the final index stock price is greater than or equal to the lower strike price and less than the upper strike price, the $28.749 face amount; or

•	if the final index stock price is greater than or equal to the upper strike price, the sum of (i) the product of (x) the upside exchange ratio times (y) the result of the final index stock price minus the upper strike price plus (ii) the $28.749 face amount.

Initial index stock price:  $28 .749 per share

Final index stock price:  the closing price of one share of the index stock on the determination date, subject to anti-dilution adjustments

Protection strike price:  $22.999, which is approximately 80% of the initial index stock price

Lower strike price:  $32.199, which is approximately 112% of the initial index stock price

Upper strike price:  $33.636, which is approximately 117% of the initial index stock price

Downside exchange ratio:  0.8929

Upside exchange ratio:  0.65

Trade date:  December 11, 2007

Original issue date (settlement date):  December 18, 2007

Stated maturity date:  December 19, 2008, unless postponed as described under “Specific Terms of Your Notes — Cash Settlement Amount — Stated Maturity Date” on page S-10

Determination date:  December 12, 2008, unless postponed as described under “Specific Terms of Your Notes — Cash Settlement Amount — Determination Date” on page S-10 and “Specific Terms of Your Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-11

Interest rate (coupon):  9.75% per annum

Interest payment dates:  monthly on the 19th of each month (commencing on January 19, 2008) to and including the stated maturity date; if the stated maturity date is postponed to a date later than December 19, 2008, interest on your notes will accrue only to but excluding December 19, 2008

Regular record dates:  for the interest payment dates specified above, five business days before each interest payment date

No listing:  the offered notes will not be listed on any securities exchange or included in any interdealer market quotation system

CUSIP:  38144P481

ISIN:  US38144P4818

Calculation agent:  Goldman, Sachs & Co.

Business day:  as described on page S-18

Trading day:  as described on page S-18

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stock to which your notes are indexed. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Principal of Your Notes Is Not Protected

The principal of your notes is not protected. If the final index stock price is less than or equal to the lower strike price, you will lose some of the principal of your notes. Our payment to you for each of your notes on the stated maturity date will be an amount in cash equal to the cash settlement amount. Thus, you may lose a substantial percentage of the investment in your notes, depending on the final index stock price.

Also, the market value of your notes prior to the stated maturity date may be lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the offered notes.

You Will Lose a Portion of Your Investment
If the Final Index Stock Price is Less than the Lower Strike Price

The amount that you receive for each of your notes on the stated maturity date depends, in part, upon the final index stock price relative to the lower strike price. If the final index stock price is less than the lower strike price, the amount you receive on the stated maturity date will be less than the face amount of your notes. Because of the formula that we will use to determine the cash settlement amount, the amount you receive on the stated maturity date may result in a lower return on your notes than you would have received had you invested in the index stock directly.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the
Market Value of Your Notes on the Date of This Prospectus Supplement (As
Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is
Significantly Less than the Original
Issue Price

The market value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the market value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read ‘‘— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— We Expect Your Notes Will Not Have An Active Trading Market” below.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

The following factors, many of which are beyond our control, will influence the market value of your notes:

•	the market price of the index stock;

•	the volatility (i.e., the frequency and magnitude of changes) in the market price of the index stock;

•	interest and yield rates in the market;

•	the dividend rate on the index stock;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the market segment of which the index stock is a part, and which may affect the market price of the index stock;

•	the time remaining until your notes mature; and

•	our creditworthiness.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the index stock based on its historical performance.

If the Market Price of the Index Stock Changes, the Market Value of Your Notes
May Not Change in the Same Manner

Your notes may trade quite differently from the index stock. Changes in the market price of the index stock may not result in comparable changes in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

We Will Not Hold the Index Stock
for Your Benefit

The indenture governing your notes does not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the index stock acquired by us or them. Neither we nor our affiliates will pledge or otherwise hold shares of the index stock for your benefit in order to enable you to exchange your notes for shares under any circumstances. Consequently, in the event of our bankruptcy, insolvency or liquidation, any index stock owned by us will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You Will Not Have Any Shareholder
Rights and May Not Have Any
Rights to Receive the Index Stock

Investing in your notes will not make you a holder of the index stock. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stock. In addition, you will have no right to receive any shares of the index stock in exchange for your notes on the stated maturity date.

Trading and Other Transactions by Goldman Sachs in the Index Stock May Impair
the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under your notes by purchasing the index stock and listed or over-the-counter options or futures on the index stock or other instruments linked to the index stock. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same index stock. Any of these hedging activities may adversely affect the price of the index stock and, therefore, the market value of your notes and the value of the consideration we will deliver on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of

Proceeds and Hedging” below for a further discussion of securities transactions in which we or one or more of our affiliates may engage.

In addition, Goldman, Sachs & Co. and our other affiliates may engage in trading in the index stock or instruments whose returns are linked to the index stock for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the price of the index stock and, therefore, the market value of your notes and the value of the consideration we will deliver on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked or related to changes in the value of the index stock. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the value of the consideration we will deliver on your notes at maturity.

Our Business Activities May Create
Conflicts of Interest Between
Your Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index stock that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the price of the index stock, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuer of the index stock, including making loans to or equity investments in that company or providing advisory services to that company. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates may have published and in the future expect to publish research reports with respect to the issuer of the index stock. Any of these activities by any of our affiliates may affect the price of the index stock and, therefore, the market value of your notes and the value of the consideration we will deliver on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co.
Will Have the Authority to Make
Determinations that Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining whether and how to make anti-dilution adjustments to the final index stock price; determining the closing price of the index stock on the determination date, which we will use to determine the amount of cash we must deliver on the stated maturity date; and determining whether to postpone the determination date and the stated maturity date because of a market disruption event. See “Specific Terms of Your Notes — Anti-dilution Adjustments” and “— Special Calculation Provisions” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described above under “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above. We may change the calculation agent for your notes at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

We Are Not Responsible for Any Disclosure by the Index Stock Issuer

Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the index stock issuer contained in this prospectus supplement or in any of the index stock issuer’s publicly available information. You, as an investor in your notes, should make your own investigation into the index stock issuer.

The index stock issuer is not involved in this offering of your notes in any way and does not have any obligation of any sort with respect to your notes. Thus, the index stock issuer does not have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

We Expect Your Notes Will Not
Have an Active Trading Market

Your notes will not be listed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, we expect it will not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

You Have Limited Anti-dilution Protection

Goldman, Sachs & Co., as calculation agent for your notes, will adjust the final index stock price for stock splits, reverse stock splits, stock dividends, regular cash dividends, extraordinary dividends, reorganization events and other events that affect the index stock issuer’s capital structure, but only in the situations we describe in “Specific Terms of Your Notes — Anti-dilution Adjustments”. The calculation agent will not be required to make an adjustment for every corporate event that may affect the index stock. For example, the calculation agent will not adjust the final index stock price for events such as an offering of the index stock for cash by the index stock issuer, a tender or exchange offer for the index stock at a premium to its then-current market price by the index stock issuer or a tender or exchange offer for less than all outstanding shares of the index stock issuer by a third party. In addition, the calculation agent will determine in its sole discretion whether to make adjustments with respect to certain corporate or other events as described under “Specific Terms of Your Notes — Anti-dilution Adjustments — Reorganization Events” below. Those events or other actions by the index stock issuer or a third party may nevertheless adversely affect the market price of the index stock and, therefore, adversely affect the value of your notes.

The Calculation Agent Can Postpone
the Stated Maturity Date If a Market Disruption Event Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing with respect to the index stock or such day is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing. In no case will the determination date be later than the originally scheduled stated maturity date, or if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. As a result, the stated maturity date for your notes will also be postponed. Thus, you may not receive the cash that we are obligated to deliver until several days after the originally scheduled stated maturity date. Moreover, if the final index stock price is not available on the last possible determination date because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the final index stock price based on its assessment, made in its sole discretion, of the market value of the index stock on that day.

The Tax Consequences of an Investment in Your Notes Are Uncertain

Although the applicable United States Treasury regulations do not directly address notes such as your notes, it is reasonable to treat your notes as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

For further discussion, including discussion on the alternative tax treatments of the notes, see “Supplemental Discussion of Federal Income Tax Consequences” beginning on page S-27.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

Specified Currency:  U.S. dollars (“$”)

Form of Note:  the offered notes will be issued only in global form through the Depositary Trust Company (“DTC”).

Denominations:  each note registered in the name of a holder must have a face amount of $28.749 or any integral multiple in excess thereof.

Defeasance:  neither full defeasance nor covenant defeasance will apply to your notes.

Other Terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below;

•	anti-dilution provisions will apply to your notes as described under “— Anti-dilution Adjustments” below;

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below.

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuances and sales of the notes. If you have purchased your notes in a market making transaction after either of the initial issuances and sales of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index Stock and Index Stock Issuer

In this prospectus supplement, when we refer to the index stock, we mean the common stock of Cisco Systems, Inc., and when we refer to the index stock issuer, we mean Cisco Systems, Inc., except as described under “— Anti-dilution Adjustments — Reorganization Events” and “— Anti-dilution Adjustments — Distribution Property” below.

Payment of Principal on Stated Maturity Date

On the stated maturity date, we will exchange each of your notes for an amount in cash equal to the cash settlement amount, calculated as described below based on the final index stock price, subject to anti-dilution adjustments.

The cash you receive in exchange for your notes on the stated maturity date may be less than 100% of the face amount of your notes. We describe this risk under “Additional Risk Factors Specific to Your Notes — The Principal of Your Notes Is Not Protected” above.

Cash Settlement Amount

The cash settlement amount for each $28.749 face amount of your notes will equal an amount in cash calculated as follows:

•	if the final index stock price is less than or equal to the protection strike price, an amount in cash equal to the product of the downside exchange ratio times the protection strike price;

•	if the final index stock price is greater than the protection strike price and less than the lower strike price, an amount in cash equal to the product of the downside exchange ratio times the final index stock price;

•	if the final index stock price is greater than or equal to the lower strike price and less than the upper strike price, the $28.749 face amount; or

•	if the final index stock price is greater than or equal to the upper strike price, an amount in cash equal to the sum of (i) the product of the (x) upside exchange ratio times (y) the result of the final index price minus the upper strike price plus (ii) the $28.749 face amount.

The face amount of each note equals the initial index stock price of $28.749. The protection strike price is $22.999, which is approximately 80% of the initial index stock price. The lower strike price is $32.199, which is approximately 112% of the initial index stock price. The upper strike price is $33.636, which is approximately 117% of the initial index stock price. The downside exchange ratio is 0.8929, i.e. for each 1% decline in the index stock price below the lower strike price until and including the protection strike price, you will lose 0.8929% of the value of your note, and the upside exchange ratio is 0.65, i.e. your participation in each 1% increase in the index stock price above the upper strike price will be limited to a 0.65% increase in the value of your note.

The final index stock price will be the closing price of one share of the index stock on the determination date. The final index stock price may be adjusted, with respect to both the amount and type of consideration, as a result of dilution events, as we describe under “— Anti-dilution Adjustments” below. In addition, if a market disruption event occurs or is continuing on the last possible determination date, as described under “— Determination Date” below, the calculation agent will determine the final index stock price with respect to the index stock on the determination date in its sole discretion.

The cash we must pay in exchange for your notes on the stated maturity date represents the principal amount of your notes.

Stated Maturity Date

The stated maturity date will be December 19, 2008 unless that day is not a business day, in which case the stated maturity date will be the next following business day. If December 12, 2008 is not the determination date referred to below, however, then the stated maturity date will be postponed by the same number of business day(s) from and excluding December 12, 2008 to and including the determination date. The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on any day that would otherwise be the determination date. We describe market disruption events under “— Special Calculation Provisions” below.

Determination Date

The determination date will be December 12, 2008 unless the calculation agent determines that a market disruption event occurs or is continuing on December 12, 2008 or December 12, 2008 is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than December 19, 2008 or, if December 19, 2008 is not a business day, later than the first business day after December 19, 2008.

Consequences of a Market Disruption Event or a Non-Trading Day

As indicated above, if a market disruption event occurs or is continuing on December 12, 2008, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than December 19, 2008 or, if December 19, 2008 is not a business day, later than the first business day after December 19, 2008.

If the determination date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the closing price of the index stock that must be used to determine the final index stock price and the cash settlement amount is not available on the last possible day, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the closing price and the final index stock price based on its assessment, made in its sole discretion, of the market value of the index stock on that last possible day.

Interest Payments

Interest will accrue on the outstanding face amount of your notes and will be calculated and paid as described in the accompanying prospectus and accompanying prospectus supplement with regard to fixed rate notes, except that the interest payment and regular record dates will be those specified in this prospectus supplement.

Interest on the original notes will accrue from December 18, 2007 and interest will be paid on the offered notes on the 19th of each month (commencing on January 19, 2008) to an including the stated maturity date (December 19, 2008, subject to adjustment as described under “— Consequences of a Market Disruption Event or a Non-Trading Day” above).

If the stated maturity date does not occur on December 19, 2008, however, the interest payment date scheduled for December 19, 2008 will instead occur on the stated maturity date. Even if the interest payment rate is postponed to a date later than December 19, 2008, however, interest on your notes will accrue only up to but excluding December 19, 2008.

Anti-dilution Adjustments

The calculation agent will adjust the final index stock price as described below, but only if an event described under one of the seven subsections beginning with “— Stock Splits” below occurs with regard to that index stock and only if the relevant event occurs during the period described under the applicable subsection.

The adjustments described below do not cover all events that could affect the final index stock price, such as an issuer tender or exchange offer for the index stock at a premium to its market price or a tender or exchange offer made by a third party for less than all outstanding shares of the index stock. We describe the risks relating to dilution under “Additional Risk Factors Specific to Your Notes — You Will Have Limited Anti-dilution Protection” above.

How Adjustments Will Be Made

In this prospectus supplement, we refer to anti-dilution adjustment of the final index stock price. If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment by taking the following steps:

•	Step One. The calculation agent will adjust the reference amount. This term refers to the amount of the index stock or other property for which the final index stock price is to be determined on the determination date. For example, if no adjustment is required, the reference amount will be one share of the index stock. In that case, the final index stock price will be the closing price of one share of the index stock on the determination date. We describe how the closing price will be determined under “— Special Calculation Provisions” below.

If an adjustment is required because one of the dilution events described in the first six subsections below — these involve stock splits, reverse stock splits, stock dividends, regular cash dividends, other dividends and distributions and issuances of transferable rights and warrants — occurs, then the adjusted reference amount may be, for example, two shares of the index stock or one half share of the index stock, depending on the event. In that example, the final index stock price would be the closing price, on the determination date, of two shares of the index stock or a half share of the index stock, as applicable.

If an adjustment is required because one of the reorganization events described under
“— Reorganization Events” below — these involve events in which cash, securities or other property is distributed in respect of the index stock — occurs, then the reference amount will be adjusted to be as follows, assuming there has been no prior anti-dilution adjustment: the amount of each type of property distributed in the reorganization event in respect of one share of the index stock. In that event, the final index stock price will be the value, on the determination date, of the adjusted reference amount.

The manner in which the calculation agent adjusts the reference amount in step one will depend on the type of dilution event requiring adjustment. These events and the nature of the required adjustments are described in the seven subsections that follow.

•	Step Two. Having adjusted the reference amount in step one, the calculation agent will determine the final index stock price, which will be the closing price of one share of the index stock multiplied by the adjusted reference amount on the determination date.

However, if the reference amount was adjusted due to the occurrence of a reorganization event such that the reference amount is now made up of distribution property, the final index stock price will be the total value of such distribution property (as further adjusted due to any subsequent dilution events) on the determination date as determined by the calculation agent in the manner described under “— Adjustments for Reorganization Events” below.

•	Step Three. Having determined the final index stock price in step two, the calculation agent will use this price to calculate the cash settlement amount.

If more than one event requiring adjustment of the final index stock price occurs, the calculation agent will first adjust the reference amount as described in step one above for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the reference amount for the first event, the calculation agent will repeat step one for the second event, applying the required adjustment to the reference amount as already adjusted for the first event, and so on for each subsequent event. Having adjusted the reference amount for all events, the calculation agent will then take the remaining applicable steps in the process described above, determining the final index stock price using the reference amount as sequentially and cumulatively adjusted for all the relevant events. The calculation agent will make all required determinations and adjustments no later than the determination date.

The calculation agent will adjust the reference amount for each reorganization event described under “— Reorganization Events” below. For any other dilution event described below, however, the calculation agent will not be required to adjust the reference amount unless the adjustment of the reference amount would result in a change of at least 0.1% in the final index stock price that would apply without the adjustment. The final index stock price resulting from any adjustment of the reference amount will be rounded up or down, as appropriate, to the nearest ten-thousandth, with five hundred-thousandths being rounded upward — e.g., 0.12344 will be rounded down to 0.1234 and 0.12345 will be rounded up to 0.1235.

If an event requiring anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and The Goldman Sachs Group, Inc., relative to your notes, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result. The calculation agent will make all determinations with respect to anti-dilution adjustments, including any determination as to whether an event requiring adjustment has occurred, as to the nature of the adjustment required and how it will be made or as to the value of any property distributed in a reorganization event, and will do so in its sole discretion. In the absence of manifest error, those determinations will be conclusive for all purposes and will be binding on you and us, without any liability on the part of the calculation agent. The calculation agent will provide information about the adjustments it makes upon written request by the holder.

In this prospectus supplement, when we say that the calculation agent will adjust the reference amount for one or more dilution events, we mean that the calculation agent will take all the applicable steps described above with respect to those events.

The following seven subsections describe the dilution events for which the reference amount is to be adjusted. Each subsection describes the manner in which the calculation agent will adjust the reference amount — the first step in the adjustment process described above — for the relevant event.

Stock Splits

A stock split is an increase in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth less as a result of a stock split.

If the index stock is subject to a stock split, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount — i.e., the reference amount before that adjustment — plus the product of (1) the number of additional shares issued in the stock split with respect to one share of the index stock times (2) the prior reference amount. The reference amount — and thus the final index stock price — will not be adjusted, however, unless the first day on which the index stock trades without the right to receive the stock split occurs after the trade date and on or before the determination date.

Reverse Stock Splits

A reverse stock split is a decrease in the number of a corporation’s outstanding shares of stock without any change in its stockholders’ equity. Each outstanding share will be worth more as a result of a reverse stock split.

If the index stock is subject to a reverse stock split, then once the reverse stock split becomes effective, the calculation agent will adjust the reference amount to equal the product of the prior reference amount times the quotient of (1) the number of shares of the index stock outstanding immediately after the reverse stock split becomes effective divided by (2) the number of shares of the index stock outstanding immediately before the reverse stock split becomes effective. The reference amount — and thus the final index stock price — will not be adjusted, however, unless the reverse stock split becomes effective after the trade and on or before the determination date.

Stock Dividends

In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding shares of its stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock dividend.

If the index stock is subject to a stock dividend, then the calculation agent will adjust the reference amount to equal the sum of the prior reference amount plus the product of (1) the number of additional shares issued in the stock dividend with respect to one share of the index stock times (2) the prior reference amount. The reference amount — and thus the final index stock price — will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the determination date.

The ex-dividend date for any dividend or other distribution is the first day on which the index stock trades without the right to receive that dividend or other distribution.

Regular Cash Dividends

We will adjust the reference amount for increased regular cash dividends after the date of this prospectus supplement, as described below. The regular cash dividend period for your notes refers to the frequency of anti-dilution adjustments on account of regular cash dividends during the term of your notes. The regular cash dividend period for your notes is a calendar quarter. A regular dividend that is paid in cash with respect to the index stock in a particular regular cash dividend period (according to such index stock issuer’s fiscal year) will be deemed to be an increased regular dividend if its per share value exceeds the dividend base amount for such index stock, which is $0.00. A regular cash dividend will be deemed to be made on the ex-dividend date for such dividend.

A dividend with respect to the index stock will be deemed to be a regular cash dividend if it is any cash dividend paid on the stock during a regular cash dividend period that is neither an extraordinary dividend as defined under ‘‘— Other Dividends and Distributions” below nor the result of any other event described in this subsection entitled “— Anti-dilution Adjustments”. A distribution on the index stock that is both an extraordinary dividend as defined below and also an increased regular dividend will result in an adjustment to the reference amount only as described under “— Other Dividends and Distributions” below.

The calculation agent will adjust the reference amount for your notes upward in the event of an increased regular dividend. The reference amount will not be adjusted on account of any regular dividend, however, unless the relevant ex-dividend date occurs after the trade date and on or before the determination date.

If an increased regular dividend occurs in respect of a regular cash dividend period, the calculation agent will adjust the reference amount to equal the product of (1) the prior reference amount (as adjusted as a result of any previous increased regular dividends or any other events described in this subsection entitled “— Anti-dilution Adjustments”) times (2) a fraction, the numerator of which is the closing price of the index stock on the trading day immediately before the ex-dividend date and the denominator of which is difference of that closing price minus the increased dividend amount (as defined below). The reference amount — and thus the final index stock price — will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the determination date.

The increased dividend amount for any regular cash dividend period equals the per share amount of the regular dividend minus the applicable dividend base amount for that regular cash dividend period.

The calculation agent will adjust the dividend base amount to reflect other adjustments to the reference amount as a result of any other event described in this subsection entitled “— Anti-dilution Adjustments”. For example, if the index stock is subject to a 1-for-2 reverse stock split, then the calculation agent will double the dividend base amount, and if the index stock is subject to a 2-for-1 stock split, then the calculation agent will reduce the dividend base amount by half. In addition, the calculation agent may adjust the dividend base amount and/or the regular cash dividend period for your notes in connection with increased regular dividends as it deems necessary to obtain an equitable result in case the index stock issuer changes the frequency of dividend payments. For example, if the regular cash dividend period for your notes was a quarter but the index stock issuer declares regular dividends on a semi-annual basis in the future, the calculation agent will (1) adjust the regular cash dividend period to half a year for any period in which the dividend frequency is so changed, and (2) use the sum of the two dividend base amounts relating to that semi-annual period as the new dividend base amount, subject to any further adjustments by the calculation agent.

The calculation agent will make all determinations with respect to adjustments, including whether an increased regular dividend has been paid in respect of any regular cash dividend period and, if so, the nature and amount of any reference amount adjustment that may be made in respect of that dividend, and will do so in its sole discretion.

Other Dividends and Distributions

The reference amount will not be adjusted to reflect dividends or other distributions paid with respect to the index stock, other than:

•	stock dividends described above,

•	regular cash dividends described above,

•	issuances of transferable rights and warrants as described under “— Transferable Rights and Warrants” below,

•	distributions that are spin-off events described under “— Reorganization Events” below, and, extraordinary dividends described below.

A dividend or other distribution with respect to the index stock will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the index stock by an amount equal to at least 10% of the closing price of the index stock on the first trading day before the ex-dividend date.

If an extraordinary dividend occurs with respect to the index stock, the calculation agent will adjust the reference amount to equal the product of (1) the prior reference amount times (2) a fraction, the numerator of which is the closing price of the index stock on the trading day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount. The reference amount — and thus the final index stock price — will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the determination date.

The extraordinary dividend amount with respect to an extraordinary dividend for the index stock equals:

•	for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the index stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the index stock, or

•	for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on the index stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the final index stock price only as described under “— Stock Dividends” above, “— Transferable Rights and Warrants” below or “— Reorganization Events” below, as the case may be, and not as described here.

Transferable Rights and Warrants

If the index stock issuer issues transferable rights or warrants to all holders of the index stock to subscribe for or purchase the index stock at an exercise price per share that is less than the closing price of the index stock on the trading day immediately before the ex-dividend date for the issuance, then the reference amount will be adjusted by multiplying the prior reference amount by the following fraction:

•	the numerator will be the number of shares of the index stock outstanding at the close of business on the day immediately before that ex-dividend date plus the number of additional shares of the index stock offered for subscription or purchase under those transferable rights or warrants, and

•	the denominator will be the number of shares of the index stock outstanding at the close of business on the day immediately before that ex-dividend date plus the number of additional shares of the index stock that the aggregate offering price of the total number of shares of the index stock so offered for subscription or purchase would purchase at the closing price of the index stock on the trading day immediately before that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the trading day immediately before that ex-dividend date.

The reference amount — and thus the final index stock price — will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the determination date.

Reorganization Events

Each of the following is a reorganization event:

•	the index stock is reclassified or changed,

•	the index stock issuer has been subject to a merger, consolidation, amalgamation, binding share exchange or other business combination and either is not the surviving entity or is the surviving entity but all of the outstanding shares of the index stock are reclassified or changed,

•	the index stock has been subject to a takeover offer, tender offer, exchange offer, solicitation proposal or other event by another entity or person to purchase or otherwise obtain all of the outstanding shares of the index stock such that all of the outstanding shares of the index stock (other than shares of the index stock owned or controlled by such other entity or person) are transferred, or irrevocably committed to be transferred, to another entity or person,

•	the index stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity,

•	the index stock issuer effects a spin-off — that is, issues to all holders of the index stock equity securities of another issuer, other than as part of an event described in the four bullet points above,

•	the index stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or

•	any other corporate or similar events that affect or could potentially affect market prices of, or shareholders’ rights in, the index stock or distribution property, which will be substantiated by an official characterization by either the Options Clearing Corporation with respect to options contracts on the index stock or by the primary securities exchange on which the index stock or listed options on the index stock are traded, and will ultimately be determined by the calculation agent in its sole discretion.

Adjustments for Reorganization Events

If a reorganization event occurs, then the calculation agent will adjust the reference amount so that it consists of the amount of each type of distribution property distributed in respect of one share of the index stock — or in respect of whatever the prior reference amount may be — in the reorganization event. We define the term “distribution property” below. For purposes of the three step adjustment process described under “— How Adjustments Will Be Made” above, the distribution property so distributed will be deemed to be the reference amount adjusted as described in step one, the value of the adjusted reference amount on the determination date will be deemed to be the final index stock price described in step two and the calculation agent will determine the cash settlement amount based on the final index stock price as described in step three.

The calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a listed security, the calculation agent will use the closing price for the security on the determination date. The calculation agent may value, on the determination date, other types of property in any manner it determines, in its sole discretion, to be appropriate.

If a holder of the index stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.

If a reorganization event occurs and the calculation agent adjusts the reference amount to consist of the distribution property distributed in the reorganization event, as described above, the calculation agent will make any further anti-dilution adjustments for later events that affect the distribution property, or any component of the distribution property, comprising the new reference amount. The calculation agent will do so to the same extent that it would make adjustments if the index stock were outstanding and were affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the reference amount, the required adjustment will be made with respect to that component, as if it alone were the reference amount.

For example, if the index stock issuer merges into another company and each share of the index stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, the reference amount will be adjusted to consist of two common shares of the surviving company and the specified amount of cash for each share of the index stock (adjusted proportionately for any partial share) comprising the reference amount before the adjustment. The calculation agent will adjust the common share component of the adjusted reference amount to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in this subsection entitled “— Anti-dilution Adjustments” as if the common shares of the surviving company were the index stock. In that event, the cash component will not be adjusted but will continue to be a component of the reference amount. Consequently, the final index stock price used to calculate the adjusted payment amount will be the total value, as determined by the calculation agent on the determination date, of all components of the reference amount, with each component having been adjusted on a sequential and cumulative basis for all relevant events requiring adjustment on or before the determination date.

The calculation agent will not make any adjustment for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the determination date.

Distribution Property.  When we refer to distribution property, we mean the cash, securities and other property or assets distributed in a reorganization event in respect of one outstanding share of the index stock — or in respect of whatever the applicable reference amount may then be if any anti-dilution adjustment has been made in respect of a prior event. In the case of a spin-off or any other reorganization event after which the index stock remains outstanding, the distribution property also includes one share of the index stock — or other applicable reference amount — in respect of which the distribution is made.

If a reorganization event occurs, the distribution property distributed in the event will be substituted for the index stock as described above. Consequently, when we refer to the index stock, we mean any distribution property that is distributed in a reorganization event and comprises the adjusted reference amount. Similarly, when we refer to the index stock issuer, we mean any successor entity in a reorganization event.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest due on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary. We may make any delivery of distribution property ourselves or cause our agent to do so on our behalf.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. We discuss the term “business day” under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent will make all determinations regarding the final index stock price, anti-dilution adjustments, market disruption events, the default amount and the amount payable on your notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that the firm named as the calculation agent in this prospectus supplement is the firm serving in that role as of the original issue date of your notes. We may change the calculation agent after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is not a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or obligated by law, regulation or executive order to close.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day on which the principal securities market for the index stock is open for trading.

Closing Price

The closing price for any security on any day will equal the official closing sale price or last reported official sale price, regular way, for the security, on a per-share or other unit basis:

•	on the principal national securities exchange on which that security is listed for trading on that day, or

•	if that security is not listed on any national securities exchange, on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market on that day, or

•	if that security is neither listed on any national securities exchange nor quoted on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market on that day, on any other U.S. national market system that is the primary market for the trading of that security.

If that security is not listed or quoted as described above, then the closing price for that security on any day will be the average, as determined by the calculation agent, of the bid prices for the security obtained from as many dealers in that security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.  The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due day as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two-business-day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.  For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in the index stock on its primary market for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index stock, if available, in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	the index stock does not trade on what was the primary market for the index stock, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock is traded, or on which option or futures contracts relating to the index stock are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

In this subsection about market disruption events, references to the index stock include securities that are part of any adjusted reference amount, as determined by the calculation agent in its sole discretion.

HYPOTHETICAL RETURNS ON YOUR NOTES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical final index stock prices could have on the cash settlement amount and return at maturity on your investment in the notes, in each case, assuming all other variables remain constant. The hypothetical cash settlement amounts and returns in the table and chart below are entirely hypothetical and do not take into account any taxes you may owe as a result of owning your notes; no one can predict what the closing price of the index stock will be on the determination date. They are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The price of the index stock has been highly volatile — meaning that the prices have changed substantially in relatively short periods — in the past and its performance cannot be predicted for the future.

For these reasons, the actual performance of the index stock over the life of the offered notes, as well as the amount of cash payable at maturity, may bear little relation to the hypothetical final index stock price shown below or to the historical prices of the index stock shown elsewhere in this prospectus supplement.

The information in the table below reflects hypothetical rates of return on a note assuming that it is purchased on the original issue date and held to the stated maturity date, and no anti-dilution adjustments occur. If you sell your notes prior to the stated maturity date, your return will depend on the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates and volatility of the index stock. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
No market disruption event occurs
No event requiring anti-dilution adjustment occurs

In the table below, the levels in the left column represent hypothetical final index stock prices expressed as percentages of the initial index stock price. The amounts in the right column represent the hypothetical cash settlement amounts based on the corresponding hypothetical final index stock prices and expressed as percentages of the face amount.

The hypothetical cash settlement amounts on your notes on the stated maturity date may bear little or no relationship to the actual market value of your notes on that date or at any other time, including any time you might wish to sell your notes prior to the stated maturity date. Moreover, whatever the financial return on your notes might be, it may bear little relation to — and may be much less than — the financial return that you might achieve were you to invest in the index stock directly.

Moreover, an investment in the index stock is likely to have tax consequences that are different from an investment in your notes.

Hypothetical Final Index	Hypothetical Cash
Stock Price as	Settlement Amount as
Percentage of Initial	Percentage of Face
Index Stock Price	Amount

150.00%	121.45%
140.00%	114.95%
130.00%	108.45%
117.00%	100.00%
115.00%	100.00%
112.00%	100.00%
110.00%	98.22%
105.00%	93.75%
100.00%	89.29%
95.00%	84.83%
85.00%	75.90%
80.00%	71.43%
77.00%	71.43%
75.00%	71.43%
70.00%	71.43%
40.00%	71.43%
20.00%	71.43%
0.00%	71.43%

As illustrated in the table above, if the final index stock price is less than 112% of the initial index stock price, you may lose a substantial portion of the principal of your notes.

The following chart reflects a graphical illustration of the hypothetical cash settlement amounts (expressed as percentages of the face amount) that we would deliver to the holder of your notes on the stated maturity date, if the final index stock price (expressed as percentages of the initial index stock price) were any of the hypothetical percentages shown on the horizontal axis. The chart illustrates that any hypothetical final index stock price of less than 112% of the initial index stock price (the section left of the 112% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100% of the face amount (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of the principal. The chart also shows that the hypothetical cash settlement amount will equal the face amount if the final index stock price is between 112% and 117% of the initial index stock price.

     We cannot predict the actual final index stock price or the market value of your notes, nor can we predict the relationship between the closing price of the index stock and the market value of your notes at any time prior to the determination date. The actual amounts that a holder of the offered notes will receive at stated maturity and the rate of return on the offered notes will depend on the actual final index stock price determined by the calculation agent as described above. Moreover, the assumptions we make in connection with any hypothetical in formation in this prospectus supplement may turn out to be inaccurate. Consequently, the cash settlement amount to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock and listed or over-the-counter options on or before the trade date. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the same index stock. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of the index stock or other securities of the index stock issuer,

•	may take short positions in the index stock or other securities of the index stock issuer — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to the purchaser,

•	may take or dispose of positions in listed or over-the-counter options and other instruments based on the index stock, and/or

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the NASDAQ Stock Market LLC, the New York Stock Exchange, the American Stock Exchange or other components of the U.S. equity market.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the same index stock. These steps, which could occur on or before the determination date for your notes, are likely to involve sales of the index stock and may involve sales and/or purchases of listed or over-the-counter options, futures or other instruments based on the index stock, or listed or over-the-counter options, futures or other instruments based on indices designed to track the performance of the NASDAQ Stock Market LLC, the New York Stock Exchange, the American Stock Exchange or other components of the U.S. equity market.

     The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See ‘‘Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in the Index Stock May Impair the Market Value of Your Notes” and ‘‘— Our Business Activities May Create Conflicts of Interest between Your Interests in the Notes And Us” above for a discussion of these adverse effects.

INDEX STOCK ISSUER

The index stock issuer is Cisco Systems, Inc. According to publicly available information, Cisco Systems, Inc. designs, manufactures, and sells Internet Protocol (IP)-based networking and other products related to the communications and information technology industry and provides services associated with these products and their use.

Where Information About the Index Stock Issuer Can Be Obtained

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under the Exchange Act are required to file and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the index stock issuer with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number 000-18225.

Information about the index stock issuer may also be obtained from other sources such as press releases, newspaper articles and other publicly available documents.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the index stock issuer with the SEC.

We Obtained the Information About the
Index Stock Issuer from the
Index Stock Issuer’s Public Filings

This prospectus supplement relates only to your notes and will not relate to the index stock or other securities of the index stock issuer. We have derived all information about the index stock issuer in this prospectus supplement from the publicly available information referred to in the preceding subsection. We have not participated in the preparation of any of those documents or made any “due diligence” investigation or inquiry with respect to the index stock issuer in connection with the offering of your notes. We do not make any representation that any publicly available information about the index stock issuer is accurate or complete. Furthermore, we do not know whether all events occurring before the date of this prospectus supplement — including events that would affect the accuracy or completeness of the publicly available documents referred to above, the trading price of the index stock and, therefore, the cash settlement amount — have been publicly disclosed. Subsequent disclosure of any events of this kind or the disclosure of or failure to disclose material future events concerning the index stock issuer could affect the value you will receive at maturity and, therefore, the market value of your notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the index stock.

We or any of our affiliates may currently or from time to time engage in business with the index stock issuer, including making loans to or equity investments in the index stock issuer or providing advisory services to the index stock issuer, including merger and acquisition advisory services. In the course of that business, we or any of our affiliates may acquire non-public information about the index stock issuer and, in addition, one or more of our affiliates may publish research reports about the index stock issuer. As an investor in your notes, you should undertake such independent investigation of the index stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in your notes.

Historical Trading Price Information

The index stock is traded on the NASDAQ Stock Market LLC. The following table shows the quarterly high, low, and final closing prices for the index stock on the NASDAQ Stock Market LLC for the four calendar quarters in each of 2005 and 2006 and for the first four calendar quarters in 2007, through December 11, 2007. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

You should not take historical prices of the index stock as an indication of future performance. We cannot give you any assurance that the price of the index stock will increase sufficiently for you to receive an amount in excess of, or even equal to, the face amount of your notes at maturity.

Because the payment amount on your notes is linked to the price of the index stock on the determination date and is to be determined under a formula that caps the rate of return, the principal of your notes is not protected and the rate of return on your notes may be less than that on the index stock over a comparable period. See “Additional Risk Factors Specific to Your Notes — The Principal of Your Notes Is Not Protected” above for more information about this risk.

Quarterly High, Low and Closing Prices of the Index Stock

	High	Low	Close

2005
Quarter ended March 31	$18.90	$17.16	$17.89
Quarter ended June 30	$19.99	$17.02	$19.11
Quarter ended September 30	$20.17	$17.40	$17.39
Quarter ended December 31	$17.88	$16.93	$17.12

2006
Quarter ended March 31	$21.97	$17.45	$21.67
Quarter ended June 30	$21.86	$19.30	$19.53
Quarter ended September 30	$23.50	$17.24	$23.00
Quarter ended December 31	$27.63	$22.98	$27.33

2007
Quarter ended March 31	$28.93	$25.30	$25.53
Quarter ended June 30	$28.36	$25.40	$27.85
Quarter ended September 30	$33.22	$27.89	$33.11
Quarter ending December 31, 2007 (through December 11, 2007)	$34.08	$26.96	$28.02

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Although the applicable United States Treasury regulations do not directly address notes such as your notes, it is reasonable to treat your notes as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied first by determining the yield at which we would issue a noncontingent debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield.

We have determined that the comparable yield for the notes is equal to 4.750% per annum, compounded semi-annually, with a projected payment at maturity of $1,046,5390 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

	Interest	Total Interest Deemed
	Deemed to	to Have Accrued from
	Accrue During	Original Issue Date
	Accrual Period	(per $1000 note) as of
	(per $1000	End of Accrual
Accrual Period	note)	Period
January 1, 2007 through December 31, 2007	$1.7153	$1.7153
January 1, 2008 through December 31, 2008	$44.8237	$46.5390

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than its adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, decreased by the amount of any interest payments previously made with respect to your notes. The issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), decreased by the amount of any interest payments you received with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

The United States federal income tax treatment of your notes is uncertain. It is possible that your notes could be treated as a prepaid derivative contract with respect to the index stock. If your notes are so treated, the tax treatment of the coupon payments on the notes is unclear. It is possible that you would have to include the entire coupon payments as ordinary income and recognize capital gain or loss upon sale, exchange or maturity of the notes. It is also possible that your notes could be treated as a notional principal contract or should be bifurcated into a debt component and a derivative or notional principal contract component. You should consult your own tax advisor as to the tax consequences of such characterizations and any possible alternative characterizations of your notes for United States federal income tax purposes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the offered notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the offered notes, (b) none of the purchase, holding or disposition of the offered notes or the exercise of any rights related to the offered notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Except as described under “— Amendment of the original notes” below, The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell $70,000,940.10 of the offered notes at their original issue price listed on the cover hereof (which it is purchasing in its capacity as principal and not as an agent), and to resell the remaining face amount of the offered notes at prices related to prevailing market prices at the time of resale.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the offered notes, excluding underwriting discounts and commissions, will be approximately $25,000. For more information about the plan of distribution and possible market making activities, see “Plan of Distribution” in the accompanying prospectus.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement, together with any pricing supplement, is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

$78,750,985.74

The Goldman Sachs
Group, Inc.

9.75% Equity Linked Notes
due 2008
(Linked to Common Stock of
Cisco Systems, Inc.)

Medium-Term Notes, Series B

Goldman, Sachs & Co.